Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

Reuters
UPDATE — Fisher Scientific second-quarter profit, sales rise
Wednesday July 28, 6:45 pm ET
(Adds outlook, details)

NEW YORK, July 28 (Reuters) — Laboratory equipment maker Fisher Scientific International Inc. (NYSE:FSH — News) on Wednesday reported higher second-quarter earnings, fueled by increased sales of scientific products and services and the weak dollar.

Fisher, awaiting completion of its latest acquisition, of Apogent Technologies(NYSE:AOT - News), said net profit rose to $44.7 million, or 65 cents per share, from $33 million, or 57 cents a share, a year ago.

Excluding one-time items, the company earned 74 cents per share. Analysts on average expected the Hampton, New Hampshire-based company to earn 71 cents per share, according to Reuters Estimates.

Fisher, which has been on a buying spree to bolster its life sciences business, raised the lower end of its 2004 earnings forecast and now expects to earn $2.80 to $2.87 per share.

The company, which acquired Sweden’s Perbio Science AB last year and picked up two smaller privately held companies early this year, maintained its 2005 forecast of $3.45 to $3.65 per share.

Fisher said the forecasts include the effect of the Apogent acquisition, which it expects to add 15 cents per share in 2005. It anticipates one-time costs for the Apogent transaction of $180 million in 2004 and and $60 million in 2005.

Sales for the quarter rose 22.3 percent to $1.06 billion.

Sales of scientific products and services rose 29.2 percent to $774.7 million. Sales of health-care products and services rose 6.7 percent to $227.9 million. Both were helped by a favorable foreign-exchange rate, which boosts foreign sales when translated back into U.S. dollars.

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.